Exhibit 99.2

Electronic Voting Instructions
Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by 11:59 p.m. Eastern Time, on June 14, 2017.
Vote by Internet
• Go to www.investorvote.com/TNP
• Or scan the QR code with your smartphone
• Follow the steps outlined on the secure website
Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒	• Follow the instructions provided by the recorded message

▼  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

A	A Proposals — The Board of Directors recommends a vote FOR proposals 1, 2, 3, 4 and 5.

1.	To elect one new director and to re-elect two directors who retire by rotation;						+
01 - Nicholas F. Tommasino 02 - Efstratios Georgios Arapoglou 03 - Michael G. Jolliffe
	☐	Mark here to vote FOR all nominees	☐	Mark here to WITHHOLD vote from all nominees	☐	For All EXCEPT - To withhold authority to vote for any nominee(s), write the name(s) of such nominee(s) below.

		For	Against	Abstain			For	Against	Abstain
2.	to approve the resolution set out below: RESOLVED, that 10,000,000 Common Shares of the Company be re-designated as 10,000,000 Preferred Shares, of U.S. $1.00 par value each, each issuable on such terms and conditions and having such rights or restrictions as the Board of Directors may from time to time determine prior to the issuance of such Preferred Shares.	☐	☐	☐	3.	to receive and consider the Company’s 2016 audited financial statements;	☐	☐	☐

4.	to appoint Ernst & Young (Hellas), Certified Auditors-Accounts S.A., Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2017 and to authorize the Audit Committee of the Board of Directors to set their remuneration;	☐	☐	☐	5.	to approve the directors’ remuneration; and	☐	☐	☐
To transact such other business as may properly come before the 2017 Annual General Meeting.

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

▼  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

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Proxy — TSAKOS ENERGY NAVIGATION LIMITED

2017 ANNUAL MEETING OF SHAREHOLDERS — June 15, 2017

The undersigned being a shareholder of Tsakos Energy Navigation Limited (the “Company”) hereby appoints Mr. E. G. Arapoglou, and if Mr. Arapoglou is not present, any director of the Company, with full power of substitution, for and in the name of the undersigned, to vote all Common Shares, par value U.S. $1.00 per share, of the Company, that the undersigned would be entitled to vote if personally present at the 2017 Annual Meeting of Shareholders, to be held at the offices of Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 17564 P. Faliro, Athens, Greece and at any adjournment or postponement thereof, upon the matters described in the Notice of Annual Meeting and Proxy Statement dated May 5, 2017, receipt of which is hereby acknowledged, subject to any direction indicated on the reverse side of this card and upon any other business that may properly come before the meeting or any adjournment thereof, hereby revoking any proxy heretofore executed by the undersigned to vote at said meeting.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS.

PLEASE MARK, SIGN AND DATE THIS PROXY CARD ON THE REVERSE SIDE AND RETURN IT IN THE ENVELOPE PROVIDED NO LATER THAN JUNE 14, 2017.

(Continued and to be marked, dated and signed, on the other side)
C	Non-Voting Items
Change of Address – Please print new address below.		Comments – Please print your comments below.

⬛	IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.	+